Exhibit 99.5

QUIPT HOME MEDICAL REPORTS STRONG OPERATIONAL PERFORMANCE WITH RECORD THIRD QUARTER FISCAL 2023 FINANCIAL RESULTS POSTING REVENUE GROWTH OF 64% AND ADJUSTED EBITDA GROWTH OF 80%

POSTS STRONG ADJUSTED EBITDA MARGIN OF 23% AND SEQUENTIAL ORGANIC GROWTH OF 4%

Cincinnati, Ohio – August 14, 2023 – Quipt Home Medical Corp. (the “Company” or “Quipt") (NASDAQ: QIPT; TSX: QIPT), a U.S. based home medical equipment provider, focused on end-to-end respiratory care, today announced its third quarter fiscal 2023 financial results and operational highlights. These results pertain to the three and nine months ended June 30, 2023, and are reported in U.S. Dollars.

Quipt will host its Earnings Conference Call on Tuesday, August 15, 2023, at 10:00 a.m. (ET). The dial-in number is 1 (800) 319-4610 or 1 (604) 638-5340. The live audio webcast will be accessible on the investor section of the Company’s website through the following link: www.quipthomemedical.com.

Financial Highlights:

●	Revenues for fiscal Q3 2023 were $60.3 million compared to $36.7 million for fiscal Q3 2022, representing a 64% increase year-over-year.
o	Compared to Q2 2023, the Company experienced sequential organic growth of 4% and expects continued strong organic growth for rest of calendar 2023.

●	Revenues for the nine months ended June 30, 2023, increased to $159.2 million, representing an increase of 60% from the nine months ended June 30, 2022.

●	Recurring Revenue (defined below) for fiscal Q3 2023 continues to be strong and exceeded 80% of revenues.
●	Adjusted EBITDA (defined below) for fiscal Q3 2023 was $13.9 million (23% of revenues), compared to Adjusted EBITDA for fiscal Q3 2022 of $7.7 million (21% of revenues), representing an 80% increase year-over-year. The Company expects to continue to see strong margin performance.
●	Adjusted EBITDA for the nine months ended June 30, 2023, increased to $36 million, representing an increase of 73% from the nine months ended June 30, 2022, and represented 23% of revenues.

●	For fiscal Q3 2023, bad debt expense was at 4% of revenues compared to 9% in fiscal Q3 2022. This significant decrease is primarily due to improved collections processes and symbolizes the Company’s ability to scale and add more revenue through acquisitions without compromising billing capabilities.
●	Cash flow from continuing operations was $27 million for the nine months ended June 30, 2023, compared to $19 million for the nine months ended June 30, 2022.
●	The Company reported $20 million of cash on hand and $41 million available on its senior credit facility as of June 30, 2023, with $20 million available on a revolving line of credit and $21 million available on a delayed-draw term loan.
●	The Company maintains a conservative balance sheet with net debt to Adjusted EBITDA leverage of 1.4x.

Operational Highlights:

●	The Company’s customer base increased 58% year over year to 140,515 unique patients served in fiscal Q3 2023, compared to 89,085 unique patients in fiscal Q3 2022.

●	Compared to 133,704 unique set-ups/deliveries in fiscal Q3 2022, the Company completed 202,587 unique set-ups/deliveries in fiscal Q3 2023, an increase of 52%. There were 108,391 respiratory resupply set-ups/deliveries during fiscal Q3 2023 compared to 62,815 during fiscal Q3 2022, an increase of 73%, which the Company credits to its continued use of technology and centralized intake processes.
●	The Company’s product mix is 81% respiratory as of June 30, 2023.
●	The Company continues to experience robust demand for respiratory equipment, such as oxygen concentrators, ventilators, as well as the CPAP resupply and other supplies business.
●	On June 21, 2023, the Company’s common shares commenced trading on the Toronto Stock Exchange (the “TSX”) under the symbol “QIPT” and were concurrently delisted and ceased trading on the TSX Venture Exchange.

Subsequent Highlights:

●	On July 31, 2023, the Company made an investment of $1.5 million to purchase approximately 10% of DMEScripts LLC, an independent e-prescribe company dedicated to improving the patient, prescriber, and provider experience by eliminating inefficiencies and reducing paperwork.

o	The investment was made to ensure participation in the future growth of e-prescription usage within the DME industry and align the Company with its major peers in the industry to further collaborate and innovate. Electronic prescribing is essential to the DME industry, as this technology aims to boost productivity, reduce errors, boost compliance, and improve patient outcomes.

Management Commentary:

“We are thrilled to announce robust fiscal third quarter results, which display record sequential organic growth and additional margin acceleration, clearly illustrating that our business continues to fire on all cylinders. We are also thrilled to report that our key performance indicators have exceeded our baseline expectations and suggest strong and sustained momentum across the organization in real time. Our healthcare network’s key expansion across the United States has been driven by our continued penetration of key sales touchpoints, the successful integration and exceptional performance of our largest acquisition to date, and the strength of our core business. Our long-term growth strategy will continue to focus on driving organic volume growth, focused acquisition strategy that utilizes our proven integration process, and by leveraging upon our acquisition pipeline,” said CEO and Chairman Greg Crawford.

“We are spreading our patient-centric ecosystem across the United States by concentrating on regions with a high prevalence of chronic obstructive pulmonary disease (COPD). Our commitment to our clinical services model coupled with providing a broad spectrum of respiratory and equipment solutions has been a key factor in our success to date. Additionally, as the need for efficient and timely home health care increases in order to ease the strain on the traditional healthcare system, we take our role as a major provider of these services very seriously and will always focus on providing superior patient care. Due to the favorable demographic trends, bullish regulatory environment, continued strong demand for respiratory equipment, and our consistent operational performance, we continue to have major tailwinds at our back.”

Chief Financial Officer Hardik Mehta added, “Throughout the year, our business has continued to strengthen, and we are experiencing the organic growth and margin expansion that we had been aiming for. Our heavily weighted respiratory product mix and services, as well as our focus on operational savings and efficient cost management, have helped our Adjusted EBITDA margin reach 23%. Additionally, we are pleased by the acceleration of organic growth trends, which in the fiscal third quarter grew by 4% sequentially when compared to the fiscal second quarter. We anticipate that this stronger organic growth versus our historical average will persist as we continue expanding the continuum of care in key markets. Given our operational excellence, strong balance sheet, with a very modest net leverage ratio of 1.4x and a high level of financial flexibility, we are in a great position to execute our growth strategy and move quickly when the right opportunity presents itself.”

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Reader Advisories

There can be no assurance that any of the potential acquisitions in the Company’s pipeline or in negotiations will be completed as proposed or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder, and regulatory approvals.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect", "outlook", and similar expressions as they relate to the Company, including: the Company’s expectations for organic growth; and the Company completing additional acquisitions; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the Company successfully identified, negotiating and completing additional acquisitions; and operating and other financial metrics maintaining their current trajectories. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: risks related to credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, and capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Recurring Revenue” and “Adjusted EBITDA”, which are non-GAAP and non-IFRS financial measures that do not have standardized meanings prescribed by GAAP or IFRS. The Company’s presentation of these financial measures may not be comparable to similarly titled measures used by other companies. These financial measures are intended to provide additional information to investors concerning the Company’s performance.

Recurring Revenue for Quipt for fiscal Q3, 2023, as used in this press release, is calculated as rentals of medical equipment of $25.7 million plus sales of respiratory resupplies of $22.7 million for a total of $48.4 million, divided by total revenues of $60.3 million, or 80%.

EBITDA is defined as net income (loss), and adding back interest expense, net, depreciation and amortization, and provision (benefit) for income taxes. Adjusted EBITDA is defined as EBITDA and adding back stock-based compensation, acquisition-related costs, gain or loss on foreign currency transactions, loss on extinguishment of debt, other income from government grant, and change in fair value of debentures. EBITDA and Adjusted EBITDA are non-IFRS measures that the Company uses as an indicator of financial health and exclude several items which may be useful in the consideration of the financial condition of the Company. The following table shows our Non-IFRS measures (EBITDA and Adjusted EBITDA) reconciled to our net income (loss) for the following indicated periods (in $millions):

	Three	Three	Nine	Nine
	months	months	months	months
	ended June 30,	ended June 30,	ended June 30,	ended June 30,
	2023	2022	2023	2022
Net income (loss)	$(1.0)	$0.2	$(1.5)	$3.1
Add back:
Depreciation and amortization	11.7	5.3	28.1	15.8
Interest expense, net	1.9	0.5	4.7	1.5
Provision (benefit) for income taxes	(0.3)	0.2	0.0	0.5
EBITDA	12.3	6.2	31.3	20.9
Stock-based compensation	2.0	1.3	3.9	4.6
Acquisition-related costs	(0.0)	0.4	1.2	0.7
Loss (gain) on foreign currency transactions	(0.4)	(0.0)	(0.4)	0.1
Other income from government grant	—	—	—	(4.3)
Change in fair value of debentures and warrants	—	(0.2)	—	(1.2)
Adjusted EBITDA	$13.9	$7.7	$36.0	$20.8

For further information please visit www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com